Paramount Energy Trust

Consolidated Balance Sheets

As at	June 30, 2009	December 31, 2008
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 35,865	$ 63,612
Marketable securities	141	127
Financial instruments (note 10)	70,611	45,262
	106,617	109,001

Property, plant and equipment (note 2)	1,038,252	954,153
Goodwill	29,129	29,129
Financial instruments (note 10)	34,607	13,406
	$ 1,208,605	$ 1,105,689

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 23,547	$ 50,473
Distributions payable	5,943	11,297
Bank debt (note 5)	59,679	9,828
Convertible debentures (note 6)	60,861	5,848
	150,030	77,446

Long term bank debt (note 5)	265,355	276,976
Gas over bitumen royalty adjustments (note 12)	79,035	74,643
Asset retirement obligations (note 9)	187,845	179,723
Convertible debentures (note 6)	168,145	221,518
Future income taxes	497	16,086
Non-controlling interest (notes 3 and 4)	47,072	1,871

Unitholders’ equity
Unitholders’ capital (note 7)	1,128,132	1,108,453
Equity component of convertible debentures (note 6)	7,335	7,335
Contributed surplus (note 8)	15,267	12,873
Deficit	(840,108)	(871,235)
	310,626	257,426
	$ 1,208,605	$ 1,105,689
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 10, 11 and 12

Paramount Energy Trust

Interim Consolidated Statements of Earnings (Loss) and Deficit

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 58,631	$ 166,199	$ 141,381	$ 285,270
Royalties	(2,717)	(29,301)	(11,518)	(47,030)
Realized gain on financial instruments (note 10)	75,196	(11,867)	89,549	(9,060)
Unrealized gain (loss) on financial instruments (note 10)	(46,130)	(70,385)	49,004	(149,635)
Gas over bitumen revenue (note 12)	312	1,087	846	1,880
	85,292	55,733	269,262	81,425

Expenses
Operating	25,172	28,556	58,184	61,593
Transportation costs	3,259	3,731	6,608	7,325
Exploration expenses	3,905	1,997	10,684	5,658
General and administrative (note 8)	9,808	11,296	18,890	19,333
Interest and other	3,992	3,737	5,693	7,584
Interest on convertible debentures	4,654	4,593	9,181	9,167
Gain on sale of property, plant and equipment	(197)	-	(197)	(1,528)
Depletion, depreciation and accretion	47,201	57,195	95,491	113,395
	97,794	111,105	204,534	222,527
Earnings (loss) before income taxes	(12,502)	(55,372)	64,728	(141,102)
Future income tax recovery	(3,667)	-	(4,897)	-
Current taxes	-	-	-	-
	(3,667)	-	(4,897)	-
Net earnings (loss) before non-controlling interest	(8,835)	(55,372)	69,625	(141,102)
Non-controlling interest (note 4)	(107)	7	(206)	77
Net earnings (loss)	(8,728)	(55,365)	69,831	(141,025)
Deficit, beginning of period	(814,140)	(886,868)	(871,235)	(768,099)
Distributions declared	(17,240)	(33,343)	(38,704)	(66,452)
Deficit, end of period	(840,108)	(975,576)	(840,108)	(975,576)
Accumulated other comprehensive income	-	-	-	-
Deficit and accumulated other comprehensive income, end of period	$ (840,108)	(975,576)	$ (840,108)	$ (975,576)

Earnings (loss) per Trust Unit (note 7(c))
Basic & Diluted	$ (0.08)	$ (0.50)	$ 0.62	$ (1.27)

Distributions per Trust Unit	$ 0.15	$ 0.30	$ 0.34	$ 0.60

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (8,728)	$ (55,365)	$ 69,831	$ (141,025)
Items not involving cash
Depletion, depreciation and accretion	47,201	57,195	95,491	113,395
Trust Unit-based compensation	1,841	1,974	3,107	3,028
Unrealized loss (gain) on financial instruments	49,397	70,385	(45,736)	149,635
Gain on sale of property, plant and equipment	(197)	-	(197)	(1,528)
Unrealized gain on marketable securities	(40)	(187)	(14)	(544)
Future income tax recovery	(3,667)	-	(4,897)	-
Non-cash exploration expense	2,196	-	4,392	-
Non-cash interest expense on convertible debentures	822	823	1,640	1,646
Non-controlling interest	(107)	(7)	(206)	(77)
Gas over bitumen royalty adjustments	1,521	5,116	4,392	8,571
Expenditures on asset retirement obligations	(1,068)	(1,190)	(2,430)	(2,906)
Change in non-cash working capital	(920)	(13,616)	11,954	(12,166)
Cash flow provided by operating activities	$ 88,251	65,128	$ 137,327	$ 118,029

Financing activities
Issue of Trust Units	550	132	550	3,832
Distributions to Unitholders	(17,240)	(28,934)	(38,704)	(57,586)
Change in bank debt	(25,788)	(10,062)	(13,864)	(20,433)
Change in non-cash working capital	(3,641)	(3,945)	(6,296)	(795)
	(46,119)	(42,809)	(58,314)	(74,982)

	$ 42,132	$ 22,319	$ 79,013	$ 43,047

Investing activities
Acquisition of properties and corporate assets	(7,312)	(318)	(14,142)	(780)
Acquisition of Profound (note 3)	(21,263)	-	(21,263)	-
Exploration and development expenditures	(6,802)	(14,923)	(42,860)	(58,343)
Proceeds on sale of property and equipment	9,354	610	9,453	6,992
Change in non-cash working capital	(16,109)	(7,688)	(10,201)	9,084
	$ (42,132)	$ (22,319)	$ (79,013)	$ (43,047)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 9,471	$ 10,957	$ 11,058	$ 15,329
Taxes paid	-	-	-	-

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2008. Certain disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 31 through 37 of the Trust’s 2008 annual report and should be read in conjunction with these interim financial statements.

New accounting pronouncements

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. This accounting pronouncement did not result in any changes to the Trust’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011.  This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Trust accounts for future business combinations.  Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of unitholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. PET has not early adopted Section 1582 as at June 30, 2009.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. The Trust has initiated the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. At this time, the impact on PET’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified. The Trust will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

2.

PROPERTY, PLANT AND EQUIPMENT

	June 30, 2009	December 31, 2008
Petroleum and natural gas properties	$ 2,221,769	$ 2,051,890
Asset retirement costs	156,927	154,720
Corporate assets	4,449	4,205
	2,383,145	2,210,815
Accumulated depletion and depreciation	(1,344,893)	(1,256,662)
	$ 1,038,252	$ 954,153

Property, plant and equipment at June 30, 2009 included $121.5 million (December 31, 2008 - $126.8 million) currently not subject to depletion and $26.8 million (December 31, 2008 - $26.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties. See note 3 for the impact of an acquisition on property, plant & equipment as at June 30, 2009.

3.

PROFOUND ACQUISITION

On June 30, 2009, pursuant to a takeover offer announced on March 31, 2009, the conversion of previously issued special warrants and open market purchases, PET acquired 67.34 percent of the outstanding common shares of Profound Energy Inc. (“Profound”). Cash consideration paid for Profound consisted of $6.9 million for the special warrants, $3.1 million for the open market share purchases and $8.2 million for the tendered shares on June 30, 2009 for a total of $18.2 million. In addition, PET issued 5.7 million Trust Units to Profound shareholders valued at $18.4 million, using PET’s weighted average unit trading price for the five trading days surrounding the announcement date of $3.21 per Trust Unit. The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The non-controlling interest’s share of Profound’s assets and liabilities has been measured using Profound’s book value as of June 30, 2009. The Trust has not yet finalized its determination of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Cash consideration	$ 18,210
Trust Units issued	18,414
Acquisition costs	3,053
Total consideration	$ 39,677

Property, plant and equipment	$ 129,674
Future tax asset	10,691
Accounts receivable	6,328
Financial instruments	814
Accounts payable and accrued liabilities	(6,391)
Bank debt	(52,094)
Asset retirement obligation	(3,938)
Non-controlling interest	(45,407)
Net assets acquired	$ 39,677

Profound has called a special meeting of its shareholders for August 13, 2009 to vote on a proposed amalgamation of Profound with a wholly-owned subsidiary of PET. Should the proposed amalgamation be approved, Profound will become a wholly owned subsidiary of the Trust.

4.

NON-CONTROLLING INTEREST

PET has a 93 percent ownership interest in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada.  The remaining seven percent is owned by employees of Severo and PET.

PET has nominated both representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

The majority of the non-controlling interest, amounting to $45.4 million, is in respect of the June 30, 2009 Profound acquisition (see note 3 above).

5.

BANK DEBT

At June 30, 2009 PET had a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). In April 2009, the Trust’s lenders completed an interim borrowing base redetermination to accommodate the Profound transaction. The interim credit facility agreement includes only the lending value of PET’s base assets at December 31, 2008, adjusted for production for the first three months of 2009, but excluding any reserve additions attributed to the Trust’s winter capital expenditure program. The accelerated redetermination resulted in an adjustment of the Trust’s borrowing base on the facility to $350 million.  Once PET is successful in acquiring all the outstanding common shares of Profound, the Trust’s lenders will then reassess the lending value of all of PET’s assets, including the Profound properties and the results of the Trust’s 2009 winter capital program. The revolving nature of the facility expires on May 24th, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $4.7 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, distributions would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at June 30, 2009 was 4.0 percent.

Profound has a revolving credit facility with a borrowing base of $62.0 million. To the extent that PET does not acquire all the outstanding shares of Profound by October 28, 2009, the credit facility becomes due and payable on that date. At June 30, 2009, $52.1 million was outstanding under the facility.

In addition, Severo has a 364 day extendible first senior revolving credit facility, subject to renewal on October 31, 2009, with a Canadian Chartered bank in the amount of $10 million. At June 30, 2009 Severo had $7.6 million drawn on the facility.

6.

CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

	8% Series Amount	2005 6.25% Series Amount	2006 6.25% Series Amount	6.5% Series Amount	Total Amount
Balance, December 31, 2007	$ 5,801	$ 54,154	$ 94,381	$ 69,799	$ 224,135
Accretion of non-cash equity component	-	116	731	499	1,346
Amortization of debenture issue fees	47	443	865	601	1,965
Converted to Trust Units	-	-	-	(71)	(71)
Balance, December 31, 2008	$ 5,848	$ 54,713	$ 95,977	$ 70,828	$ 221,518
Accretion of non-cash equity component	-	58	365	250	673
Amortization of debenture issue fees	23	219	428	297	967
Short term balance, June 30, 2009	$ 5,871	$ 54,990	-	-	$ 60,861
Long term balance, June 30, 2009	-	-	$ 96,770	$ 71,375	$ 168,145
Market value, June 30, 2009	$ 5,868	$ 54,718	$ 93,474	$ 65,934	$ 219,994
Principal amount of debentures outstanding, June 30, 2009	5,866	55,271	99,972	74,925	236,034

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2007	$ 7,338
Conversion of Trust Units	(3)
Balance, as at December 31, 2008 and June 30, 2009	$ 7,335

7.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2007	109,557,418	$ 1,083,250
Units issued pursuant to Unit Incentive Plan	75,000	662
Units issued pursuant to Bonus Rights Plan	65,491	914
Units issued pursuant to Distribution Reinvestment Plan	3,264,593	23,563
Units issued pursuant to conversion of debentures	5,281	75
Issue costs on convertible debentures converted to Trust Units	-	(2)
Trust Unit issue costs	-	(9)
Balance, December 31, 2008	112,967,783	$ 1,108,453
Units issued pursuant to Unit Incentive Plan	136,125	1,131
Units issued pursuant to Bonus Rights Plan	36,159	134
Units issued pursuant to Profound Acquisition	5,736,586	18,414
Balance, June 30, 2009	118,876,653	$ 1,128,132

c)

Per Unit Information

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the three and six months ended June 30, 2009 of 113,070,580 and 113,019,466 (2008 – 111,055,014 and 110,611,981 respectively).  PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted per unit amounts for the three and six months ended June 30, 2009, nil and 311,757 Trust Units were added to the basic weighted average number of Trust Units outstanding (2008 – nil Trust Units respectively) for the dilutive effect of incentive rights, bonus rights and convertible debentures.  In computing diluted per unit amounts for the three and six month periods ended June 30, 2009, 9,722,360 and 9,410,603 incentive and bonus rights respectively, as well as 12,746,394 potentially issuable Trust Units through the Convertible Debentures (see note 6) were excluded as the exercise and conversion prices were out of the money at June 30, 2009 (for three and six months ended June 30, 2008 – 3,414,250 and 3,597,875 incentive rights respectively, 12,746,393 potentially issuable Trust Units through the Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

8.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has in place a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors administers the Unit Incentive Plan and determines participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The exercise price of the Incentive Rights (“Exercise Price”) is, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant. The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit. The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the three and six month periods ended June 30, 2009 the Trust recorded $1.0 million and $2.3 million respectively in Trust Unit compensation ($2.0 million and $3.0 million respectively for the three and six month periods ended June 30, 2008).

At June 30, 2009 PET had 9.7 million Unit Incentive and Bonus Rights issued and outstanding relative to the 11.9 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 7 (b)).  As at June 30, 2009, 1,923,750 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (851,500 as of June 30, 2008).

On July 20, 2009, the Board of Directors approved the cancellation of 2,522,375 Incentive Rights. The cancellation will allow the Trust to grant more incentive rights while maintaining the total number of outstanding rights below the requirement of 10 percent of outstanding trust units.

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2009	2008
Distribution yield (%)	0.0	0.0
Expected volatility (%)	45.4 – 48.6	30.0 -32.0
Risk-free interest rate (%)	1.56 – 1.91	2.66 – 3.46
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 1.59	$ 2.37

Incentive Rights	Average exercise price	Incentive rights
Balance, December 31, 2007	$ 11.02	6,690,875
Granted	7.11	1,024,000
Exercised	4.42	(75,000)
Forfeited	7.91	(213,375)
Balance, December 31, 2008	10.64	7,426,500
Granted Exercised	4.27 4.04	2,771,500 (136,125)
Forfeited	7.68	(635,375)
Balance, June 30, 2009	$ 7.15	9,426,500

The following table summarizes information about Incentive Rights outstanding at June 30, 2009 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at June 30, 2009	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at June 30, 2009	Weighted average exercise price/Incentive Right
$3.13 - $7.53	6,050,000	4.0	$ 4.51	750,125	$ 4.90
$7.54 - $8.33	132,125	2.9	7.87	37,250	7.99
$8.34 - $14.35	2,523,250	2.4	11.10	839,250	11.64
$14.36 - $22.70	720,625	1.6	15.49	297,125	16.18
Total	9,426,500	3.4	$ 7.15	1,923,750	$ 9.64

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2007	$ 8,446
Trust Unit-based compensation expense	5,671
Transfer to Unitholders’ capital on exercise of Incentive Rights	(330)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(914)
Balance, as at December 31, 2008	12,873
Trust Unit-based compensation expense	3,107
Transfer to Unitholders’ capital on exercise of Incentive Rights	(579)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(134)
Balance, as at June 30, 2009	$ 15,267

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and six month periods ended June 30, 2009, $0.8 million compensation expense was recorded in respect of the Bonus Rights granted (three and six months period ended June 30, 2008 - $0.8 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2007	93,419
Granted	110,315
Exercised	(65,491)
Forfeited	(1,174)
Additional grants for accrued distributions	24,781
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(36,159)
Additional grants for accrued distributions	18,485
Balance, June 30, 2009	295,860

9.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $187.8 million as at June 30, 2009 based on an undiscounted total future liability of $377.7 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used an average credit adjusted risk free rate of 8.0 percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	June 30, 2009	December 31, 2008
Obligation, beginning of year	$ 179,723	$ 194,132
Obligations acquired	7,207	-
Obligations incurred	1,566	3,523
Obligations disposed	(5,481)	(4,695)
Revisions to estimates	-	(21,915)
Expenditures for obligations during the period	(2,430)	(5,226)
Accretion expense	7,260	13,904
	$ 187,845	$ 179,723

10.

FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

➢

Credit risk

➢

Liquidity risk

➢

Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Trust’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers with high credit ratings. The Trust historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Trust’s allowance for doubtful accounts as at June 30, 2009 is $4.3 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Trust is currently involved in negotiations with the seller and the joint venture partners involved in an effort to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $9.5 million as at June 30, 2009. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $1.2 million payable to counterparties from which the Trust holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility, as outlined in note 5. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at June 30, 2009:

Contractual repayments of financial liabilities	Total	2009	2010-2013	Thereafter
Accounts payable and accrued liabilities	$ 29,490	$ 29,490	$ -	$ -
Current bank debt – principal	59,679	59,679	-	-
Long term bank debt – principal	265,355	-	265,355	-
Convertible debentures – principal(1)	229,006	5,871	223,135	-
Total	$ 583,530	$ 95,040	$ 488,490	$ -

 (1) Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2009	2010-2013	Thereafter
Interest payment on bank debt(1)	$ 26,887	$ 7,697	$ 19,190	$ -
Interest on convertible debentures(2)	29,638	7,404	22,234	-
Total	$ 56,525	$ 15,101	$ 41,424	$ -

(1) Assuming revolving feature of the credit facility is not extended and calculated at the June 30, 2009 effective interest rate of 4.0% and assuming a constant debt level equivalent to the balance at June 30, 2009.

(2) Assuming payment of interest is not settled in Trust Units, at the option of PET.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at June 30, 2009, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the six month period ended June 30, 2009 forward physical gas fixed-price sales contracts resulted in realized gains of $1.1 million that have been included in oil and natural gas revenue ($2.1 million loss for the six month period ended June 30, 2008). In order to calculate these realized gains, PET compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings (loss) for three and six month periods ended June 30, 2009 were $75.2 million and $89.5 million respectively ($11.9 million and $9.1 million losses for the three and six month periods ended June 30, 2008). Of the total realized gains on financial instruments, included in earnings for three and six month periods ended June 30, 2009, nil and $47.7 million, +- respectively, were recorded as a result of settlement of contracts prior to maturity ($nil for three and six month periods ended June 30, 2008).

Natural gas commodity contracts

At June 30, 2009 the Trust had entered into forward gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	12,500	$3.155	July 2009
Financial	bought	(2,500)	$3.160	July 2009
Physical	sold	13,000	$3.364	July 2009
Physical	bought	(13,000)	$3.064	July 2009
Financial	sold	2,500	$3.710	July 2009 – August 2009
Financial	sold	112,500	$4.168	July 2009 – October 2009
Physical	sold	5,000	$8.645	July 2009 – October 2009
Physical	bought	(5,000)	$8.445	July 2009 – October 2009
Financial	sold	2,500	$3.870	August 2009
Financial	sold	12,500	$3.813	September 2009
Financial	sold	20,000	$3.797	October 2009
Financial	sold	110,000	$7.886	November 2009 – March 2010
Financial	sold	107,500	$7.243	April 2010 – October 2010
Financial	sold	107,500	$7.775	November 2010 – March 2011
Physical	sold	10,000	$7.745	November 2010 – March 2011
Financial	sold	32,500	$6.475	April 2011 – October 2011

At June 30, 2009 the Trust had entered into financial call option gas sales arrangements, whereby the Trust’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  In return for this option the counterparties have paid $3.4 million and $3.3 million in upfront premiums in 2008 and 2009 respectively. Call option premiums received are included in unrealized gains (losses) on financial instruments in the statement of earnings and are included in the calculation of the Trust’s cash flow provided by operating activities. Option premiums are reclassified to realized gains (losses) on financial instruments in the periods related to the option contracts.

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	5,000	-	-	$8.500	November 2009 – March 2010
Financial	sold	20,000	-	-	$7.250	January 2010 – December 2010
Financial	sold	5,000	-	-	$7.750	April 2010 – October 2010
Financial	sold	12,500	-	-	$9.000	November 2010 – March 2011

At June 30, 2009 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	42,500	$3.949	August 2009
Financial	bought	(35,000)	$3.800	August 2009

At June 30, 2009 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of Contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial – basis	sold	12,500	$(0.803)	July 2009 – October 2009
Financial – basis	bought	(12,500)	$(0.811)	July 2009 – October 2009
Physical – basis	sold	10,000	$(0.748)	July 2009 – October 2009
Physical – basis	bought	(10,000)	$(0.760)	July 2009 – October 2009
Financial – basis	sold	40,000	$(0.693)	November 2009 – March 2010
Financial – basis	bought	(25,000)	$(0.805)	November 2009 – March 2010
Physical – basis	sold	30,000	$(0.673)	November 2009 – March 2010
Financial – basis	sold	5,000	$(0.770)	April 2010 – October 2010
Financial – basis	bought	(5,000)	$(0.810)	April 2010 – October 2010
Physical – basis	sold	17,500	$(0.445)	April 2010 – October 2010
Physical – basis	bought	(17,500)	$(0.731)	April 2010 – October 2010
Financial – basis	sold	2,500	$(0.680)	November 2010 – March 2011
Financial – basis	bought	(2,500)	$(0.845)	November 2010 – March 2011
Financial – basis	sold	15,000	$(0.547)	April 2011 – October 2011
Financial – basis	bought	(15,000)	$(0.550)	April 2011 – October 2011

The following table reconciles the Trust’s unrealized gain/(loss) as stated on the statement of earnings (loss) and the statement of cash flows:

June 30, 2009
Unrealized gain/(loss)	$ 45,736
Call option premiums received	3,268
Unrealized gain/(loss) as per statement of earnings	$ 49,004

The following table reconciles the Trust’s financial instrument assets and liabilities as at June 30, 2009:

	Current Financial Instrument Asset (Liability)	Long Term Financial Instrument Asset (Liability)	Total
Balance at December 31, 2008	$ 45,262	$ 13,406	$ 58,668
Unrealized gain, excluding option premiums	24,535	21,201	45,736
Acquired from Profound	814	-	814
Balance at June 30, 2009	$ 70,611	$ 34,607	$ 105,218

Commodity price sensitivity analysis

As at June 30, 2009, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $19.9 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Trust’s financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at June 30, 2009.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest. Both of these financial liabilities are subject to interest rate risk. Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates, thereby affecting the Trust’s operations.

Capital management

The Trust's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include unitholders’ capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Trust may from time to time issue units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remained unchanged in the second quarter of 2009 from prior reporting periods.

Fair value of financial instruments

The Trust’s financial instruments as at June 30, 2009 and December 31, 2008 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

The fair values of marketable securities and convertible debentures are based on exchange traded values in active markets as at the balance sheet date.

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short terms to maturity.

The fair value of derivative contracts is based on the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

11.

OPERATING LEASES

a)

Operating leases

As of June 30, 2009, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating Leases
2009	1,480
2010	2,960
2011	728
Total commitment	$5,168

b)

Pipeline commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of June 30, 2009, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline Commitments
2009	3,797
2010	5,193
2011	1,815
2012	1,488
After 2013	2,420
Total commitment	$14,713

12.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Energy Resources Conservation Board (the “ERCB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three and six month periods ended June 30, 2009 PET had received $1.8 million and $5.2 million respectively ($6.2 million and $10.5 million for the three and six month periods ended June 30, 2008) for gas over bitumen royalty adjustments. Of this amount, for the three and six month periods ended June 30, 2009 $0.3 million and $0.8 million respectively has been recorded as revenue and $1.5 million and $4.4 million has been recorded on the Trust’s balance sheet (three and six month periods ended June 30, 2008 $1.1 million and $1.9 million as revenue and $5.1 million and $8.6 million on the Trust’s balance sheet, respectively).